SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

MEDICAL PROPERTIES TRUST, INC.
(Name of Subject Company (Issuer))

MEDICAL PROPERTIES TRUST, INC.
(Names of Filing Persons (Issuer))

MPT Operating Partnership, L.P. 6.125% Exchangeable Senior Notes due 2011
(Title of Class of Securities)
55342NAE0
(CUSIP Number of Class of Securities)

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
(205) 969-3755
With copies to:
Ettore A. Santucci, Esq.
Yoel Kranz, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$146,248,854.00	$10,427.54

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $146,248,854. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. In accordance with Rule 0-11(a)(2), the filing fee was offset at the time of the initial filing on April 12, 2010 by $10,427.54 out of a total of $39,502.04 of unutilized fees relating to $601,285,769 of unsold securities previously registered on the registration statement on Form S-3 (Registration No. 333-140433), originally filed by Medical Properties Trust, Inc. on February 2, 2007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,000	Filing Party:	Medical Properties Trust, Inc.
Form or Registration No.:	333-140433	Date Filed:	February 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2010, by Medical Properties Trust, Inc. (“Medial Properties Trust”). The Original Schedule TO, as amended by this Amendment No. 1, relates to the offer by Medical Properties Trust to purchase for cash any and all of MPT Operating Partnership, L.P.’s (the “Operating Partnership”) outstanding 6.125% Exchangeable Senior Notes due 2011 (the “Notes”). The Operating Partnership is an indirect subsidiary of Medical Properties Trust.
     This Amendment No. 1 is being filed in order to: (1) amend the Offer to Purchase, dated April 12, 2010 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Original Schedule TO, to (a) add certain summary financial information relating to Medical Properties Trust, (b) clarify certain of the conditions described in the Offer to Purchase, and (c) make other clarifying amendments to the Offer to Purchase; and (2) to provide the additional information set forth below.
     This Amendment No. 1 includes only the items in the Original Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule TO. All capitalized terms in this Amendment No. 1 and not otherwise defined herein have the respective meaning ascribed to them in the Original Schedule TO. You should read this Amendment together with the Original Schedule TO, the Offer to Purchase and the related Letter of Transmittal.
     This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.
Items 1, 4(a), 6(a) and 7(a)-(b).
     Items 1, 4(a), 6(a) and 7(a)-(b) of the Original Schedule TO are hereby amended and supplemented by adding the following information:
     “On April 20, 2010, Medical Properties Trust consummated the Equity Offering of 26,000,000 shares of its common stock at a price to the public of $9.75 per share, generating net proceeds of approximately $242 million. As a result, the consent of lenders under its and the Operating Partnership’s existing credit facilities became effective as of April 20, 2010, satisfying the conditions to the Tender Offer, among other conditions, that Medical Properties Trust consummate the Equity Offering and receive the consent of lenders under its and the Operating Partnership’s existing credit facilities.”
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
     (e) Agreements involving the Subject Company’s Securities. Item 5(e) is hereby amended and supplemented as follows:

     Medical Properties Trust has entered into the following agreement with respect to its equity securities:
1. Underwriting Agreement, dated as of April 20, 2010, among Medical Properties Trust, Inc., MPT Operating Partnership, L.P., and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the several underwriters listed therein (filed as Exhibit 1.1 to Medical Properties Trust’s Current Report on Form 8-K, filed with the Commission on April 20, 2010).
     For a description of the Underwriting Agreement above, see Item 1.01 of Medical Properties Trust’s Current Report on Form 8-K filed with the Commission on April 20, 2010 and incorporated by reference herein.
Item 10. Financial Statements.
     (c) Summary Information.
(1)	The information set forth in the sections of the Offer to Purchase entitled “Summary Consolidated Financial Information” is incorporated herein by reference.

(2)	Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2009	2008
Ratio of Earnings to Fixed Charges*	2.05x	1.59x
*	Ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For these purposes, “earnings” is the amount resulting from adding together income (loss) from continuing operations, fixed charges, and amortization of capitalized interest and subtracting interest capitalized. “Fixed charges” is the amount resulting from adding together interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and the interest portion of rent.
(3)	Book Value Per Share. As of December 31, 2009, the book value per share of Medical Properties Trust’s common stock was $8.37 (based on 80,193,167 shares outstanding).

Item 12.	Exhibits.
     Item 12 of the Original Schedule TO is hereby amended and supplemented by substituting or adding the following exhibits:

(a)(1)(A)	Offer to Purchase, dated April 12, 2010.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Letter to Brokers, Dealers, Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients.

(d)(6)	Underwriting Agreement, dated as of April 20, 2010, among Medical Properties Trust, Inc., MPT Operating Partnership, L.P., and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the several underwriters listed therein (filed as Exhibit 1.1 to Medical Properties Trust’s Current Report on Form 8-K dated April 20, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICAL PROPERTIES TRUST, INC.
By:	/s/ R. Steven Hamner
	Name:	R. Steven Hamner
	Title:	Executive Vice President and Chief Financial Officer

Dated: April 20, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated April 12, 2010, as amended and restated.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Letter to Brokers, Dealers, Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients.
(a)(5)(A)**	Press Release, dated April 12, 2010 announcing Medical Properties Trust, Inc.’s launch of the tender offer.
(b)	Not applicable.
(d)(1)	Indenture, dated as of November 6, 2006, among MPT Operating Partnership, L.P., as Issuer, Medical Properties Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Medical Properties Trust’s Current Report on Form 8-K dated November 6, 2006, filed with the Commission on November 13, 2006).
(d)(2)	Registration Rights Agreement, dated as of November 6, 2006, among Medical Properties, Inc., MPT Operating Partnership, L.P. and UBS Securities LLC and J.P. Morgan Securities Inc., as representatives of the initial purchasers (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated November 6, 2006, filed with the Commission on November 13, 2006).
(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan (filed as Exhibit A to Medical Properties Trust’s Proxy Statement on Schedule 14A, filed with the Commission on April 14, 2007).
(d)(4)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (LTIP Units) (filed as Exhibit 10.2 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 6, 2007).
(d)(5)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (Restricted Shares) (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 15, 2007).

(d)(6)	Underwriting Agreement, dated as of April 20, 2010, among Medical Properties Trust, Inc., MPT Operating Partnership, L.P., and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the several underwriters listed therein (filed as Exhibit 1.1 to Medical Properties Trust’s Current Report on Form 8-K dated April 20, 2010).

(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith

**	Previously filed with the Original Schedule TO

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